REVELYST, INC.
P.O. Box 1411
Providence, Rhode Island 02901
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
October 17, 2024
Revelyst, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-4
File No. 333-276525
Dear Sir or Madam:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Revelyst, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”), as then amended, be accelerated so that the Registration Statement becomes effective under the Securities Act at 9 a.m. Eastern Time on October 18, 2024, or as soon as practicable thereafter.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Craig Arcella at (212) 474-1024 or Ana Choi at (212) 474-1192, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

REVELYST, INC.

/s/	ERIC NYMAN
Name:	Eric Nyman
Title:	Chief Executive Officer